Exhibit 99.1

December 14, 2016

CDI Corp.
1735 Market Street, Suite 200
Philadelphia, Pennsylvania 19103
Attention: Walter R. Garrison, Chairman of the Board

Dear Mr. Garrison,

We currently own over 1.46 million shares of CDI Corp. (“CDI” or the “Company”) representing approximately 7.8% of the outstanding shares.  Our significant ownership stake makes us the largest unaffiliated shareholder group of CDI.  We have owned shares in the Company over the past few years and have previously communicated our thoughts on the Company’s disappointing operating performance, poor corporate governance and significant share price underperformance to the Company’s directors and management.  Given the lack of any meaningful response by the Company, we intend to nominate highly qualified and independent director candidates for election at the Company’s 2017 annual meeting of shareholders.

LONG-TERM VALUE DESTRUCTION

CDI’s long term share price performance is abysmal and should be of great concern to the Board of Directors (the “Board”).  CDI’s share price has significantly underperformed various relevant benchmarks over the short and long term.  Additionally, as a result of prolonged operational failures, the Board eliminated the longstanding quarterly dividend in November 2015.

	CDI Corp.	Jacobs Engineering Group, Inc.	Robert Half International, Inc.	Russell 2000 Index
YTD	21%	45%	7%	23%
1-year	20%	44%	8%	23%
3-year	-47%	6%	30%	28%
5-year	-30%	52%	98%	104%
10-year	-54%	46%	60%	101%
1/1/1995-12/13/2016	-33%	1193%	1447%	636%
Source: Bloomberg, calculated as of December 13, 2016. Rounded to the nearest whole percent.

CDI’s woeful share price performance is particularly striking in comparison to that of its peers who combined thoughtful M&A with organic growth to create significant shareholder value.  Specifically, CDI’s shares are trading below its price in 1995 while two of the Company’s self-defined peers, Jacobs Engineering and Robert Half, are up over tenfold during the same timeframe.

ABHORRENT GOVERNANCE

CDI’s failure to create value for its shareholders can be directly related to a montage of poor corporate governance, conflicts of interest and excessive compensation at the Board level.  We are professional investors who take corporate governance very seriously.  In fact, both of us have been elected and appointed to the boards of directors of public companies in order to work collaboratively with our fellow directors to address these issues and to reverse poor economic returns. Based on our collective experience, numerous red flags have been raised by the Company’s public filings and earnings calls that must be swiftly addressed.  Let us share some of our concerns with you.

Barton Winokur is hopelessly conflicted to a level that we have not seen in over twenty years of successful public company investing. We believe he effectively earns three revenue streams for essentially maintaining the status quo: excessive Board fees, fees as trustee of trusts for the benefit of your family members (the Garrison Trusts), and legal fees that are paid by the Company to Dechert LLP, Mr. Winokur’s law firm.  Dechert has received millions of dollars in legal fees over the years and it appears to be no coincidence that Brian Short, CDI’s general counsel, is a former Dechert partner.

Lastly, we are fully aware that the Board reduced the minimum equity ownership requirements due to the fact the share price has collapsed.  Without this change, the majority of the Board would be out of compliance with the original ownership guidelines.  This change is simply pathetic.

OVERTENURED AND OVERPAID

We believe issues relating to excessive tenure of various directors need to be addressed.  Mr. Winokur has served as a director of CDI since 1968 and Lawrence Karlson has served as a director since 1989.  Each of their respective tenures extends well beyond guidelines that we believe are acceptable for responsible governance for a public company.  The extended period of time each of these directors have served on the Board has in our view contributed to the absence of new energy, viewpoints and diverse skill sets this Board desperately needs.

Board compensation is excessive at CDI.  Fees paid to directors ranged from $177,998 to $229,914 in 2015.  These fees were similar to those paid to directors in 2008 when CDI generated more revenue and was profitable.  The market capitalization of CDI then was three times more than it is today.  Given the massive destruction of shareholder value over the long-term, we believe directors’ compensation should be reduced and no cash fees should be paid to a group of individuals who have overseen the demise of corporate and shareholder value.

TIME FOR CHANGE

In short, this Board has failed shareholders and wholesale change must be made. The Board has hired multiple CEOs over the past five years only to see operating performance and shareholder returns reach new lows.  Meanwhile, the Board shows a complete disregard for the conflicts of interest by allowing Mr. Winokur to continue as a director and by maintaining his law firm Dechert as outside counsel.  One could easily question whether CDI’s public existence is being perpetuated simply to justify the gross overcompensation of both Dechert and individual directors of CDI. This is a shameful way to tarnish the CDI legacy and we intend to hold each director accountable during our proxy campaign.

We strongly believe the best course of action is for the Board to immediately engage a financial advisor to explore strategic alternatives including a sale or a merger to the highest bidder.  Since our initial Schedule 13D filing, we have been contacted by multiple parties that have attempted to engage CDI in potential acquisition discussions.  We are confident that there is significant value that can be realized through a sale of CDI which would exceed any purported risk adjusted standalone plan, especially a plan that relies on the same Board whose long-term performance has been a disaster for shareholders.  As part of a strategic alternatives review, we demand the Board suspend its search for a permanent CEO so that it can focus on a transaction which will benefit both CDI and its beleaguered shareholders.

Mr. Garrison, we are prepared to discuss this matter with you at any time.

Sincerely,

/s/ Bradley L. Radoff	/s/ Joshua E. Schechter
Bradley L. Radoff	Joshua E. Schechter